Exhibit 1

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HAVAS LOGO

PRESS RELEASE

                                               Suresnes, May 11, 2006, 7.30 a.m.

      o     First quarter 2006 revenue of (euro)339 million, compared with
            (euro)330 million in Q1 2005

      o Net new business(1): (euro)620 million, versus (euro)39 million in Q1 2005

Havas announces first quarter 2006 revenue of (euro)339 million, up 2.6% on Q1 2005. At constant exchange rates, revenue growth would have been -2.1%. By comparison with the first quarter of 2005, the currencies with the most significant impact on performance were the US dollar and the Canadian dollar. On a like for like basis, organic growth was -2.4%.

1. General comment

The first quarter of 2006 is still suffering from last year's losses.

2. Detailed comments by region

The figures between brackets indicate the region's Q1 revenue in millions of euro.

      o     France (70, versus 70 in Q1 2005)

            France's revenue is stable. Special mention should be made of the good growth in the traditional advertising and Corporate / Finance businesses.

--------
(1) Net business wins, expressed in estimated annual billings. Full definition on page 5 of this release.


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      o     Continental Europe (65, versus 60 in Q1 2005)

            Europe has continued the growth trend of year-end 2005, largely due to Spain and Italy.

      o     Great Britain (40, versus 41 in Q1 2005)

            In the UK, marketing services, unlike traditional advertising, have seen their revenue grow.

      o     North America (138, versus 136 in Q1 2005)

            Q1 2006 is the first quarter not to include the Volkswagen advertising account. It therefore has the drawback of being compared with a strong previous period (which included the Intel and Volkswagen revenues) and was adversely affected by the downturn in the Healthcare communications sector. Conversely, it was positively impacted by the stronger dollar.

      o     Asia Pacific (13, versus 14 in Q1 2005)

            The region has not yet fully offset the loss of major accounts in 2005.

      o     Latin America (13, versus 9 in Q1 2005)

            Though Mexico continues to be the driving force in Latin America, other countries such as Argentina, Columbia and Chile also performed well.

3. New Business and creative quality

Net new business stands at (euro)620 million for the first quarter of 2006. The main accounts won in Q1 2006 are as follows:

      >> Traditional advertising: Disneyland Resort Paris (France, Spain, Great Britain, Belgium, Germany, Italy, the Netherlands and Scandinavia); Veolia (France); INNEOV (France and Belgium); LG Electronics (Russia); the Austrian Post (Austria); IKEA (Czech Republic) ; Thomapyrin de Boehringer Ingelheim (Germany); ExxonMobil, Lee Jeans, USA Today, Culligan Water, Assurant Health, Barilla, Cabot Wood Stain, and Bombay (USA); Tourism Western Australia (Australia)

      >> Media: Goodyear Dunlop (France, Spain, Italy, Portugal, Greece, Belgium, the Netherlands and Luxemburg); Masterfoods, France's "Provence-Alpes-Cote-d'Azur" region, Sarbec, and the Accor group's "Formule 1" hotels (France); Eidos (Great Britain, France and Germany); De Agostini (Great Britain); Agencia Tributaria, Guia Campsa and Fnac (Spain); Dialog (Poland); La Costena and Sanborns (Mexico); ExxonMobil (USA); the Ministry of Health and Ministry of Citizenship and Immigration (Canada)

      >>    Marketing services: Seb (Spain), Sheraton Hotel (Mexico)


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      >>    Corporate communications: Orange (BtoB) worldwide

Accounts lost included the Orange BtoC advertising account for France Telecom in France.

The following awards were received for creativity during the first quarter:

The New York Festival in January 2006 awarded prizes for the following television commercials: the "Fatboys", "Gumball" and "Our Own Experts" films for American Legacy, as well as "Hair" and "Teachers" for Peugeot, and "Lullaby" for Citroen.

The Mobius Awards in February acknowledged the creative work of a number of Havas agencies (Arnold Boston, Euro RSCG London, Euro RSCG Taipei, Euro RSCG Sydney and BETC Euro RSCG) who together received 25 awards.

At the John Caples International Awards, Havas agencies EHS Brann, Euro RSCG 4D in New York and Paris received awards for their creativity in interactive advertising and direct marketing.

The recent Grand Prix de l'A.P.P.M. (Association pour la Promotion de la Presse Magazine) granted its long-term achievements award to BETC Euro RSCG for its Air France advertisements since 1999, as well as its Media and Communications category prize for the 13eme Rue press campaign.

The CyberWon Report, the interactive world's version of the Gunn Report, ranked the Euro RSCG network 4th worldwide.

For the very first time, a French interactive production company, Streampower / MPG, received the prestigious Emmy award for "Best interactive TV program of the year" for its co-production of "CULT" alongside PPROD for TV channel France 5.

4. Outlook

Havas is clearly moving in the right direction and the high level of net new business in the first quarter of 2006 enables it to envisage positive growth in the second half-year.


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APPENDIX 1: ORGANIC GROWTH in Q1 2006

                                    --------------------------------------------
                                       Revenue in
                                         Q1 2006               Organic growth
                                    ((euro) millions)       Q1 2006 vs Q1 2005
--------------------------------------------------------------------------------
France                                      70                     -1.4%
--------------------------------------------------------------------------------
Europe (excl. France and GB)                65                     +5.8%
--------------------------------------------------------------------------------
Great Britain                               40                     -2.6%
--------------------------------------------------------------------------------
North America                              138                     -6.7%
--------------------------------------------------------------------------------
Asia Pacific                                13                     -9.5%
--------------------------------------------------------------------------------
Latin America                               13                     +19.1%
--------------------------------------------------------------------------------
TOTAL                                      339                     -2.4%
--------------------------------------------------------------------------------

APPENDIX 2: CALCULATION OF ORGANIC GROWTH

1. Q1 2005 Revenue                                                           330
2. Exchange rate impact                                                      +16
3. Q1 2005 revenue at Q1 2006 exchange rates                                 346
4. Changes in scope of consolidation: acquisitions, disposals,
     closures and others                                                      +1
5. Q1 2005 Revenue at Q1 2006 exchange rates and scope of
     consolidation                                                           347
6. Q1 2006 Revenue                                                           339
7. Organic growth                                                          -2,4%


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

(a) Net New Business :

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                         Solenne Anthonioz
                                        Tel: +33 (0)1 58 47 90 27
                                        solenne.anthonioz@havas.com

Investor Relations:                     Herve Philippe
                                        Chief Financial Officer
                                        Tel: +33 (0)1 58 47 91 23
                                        relations.actionnaires@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
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